EXHIBIT 19

                  IN THE UNITED STATES DISTRICT COURT
                       NORTHERN DISTRICT OF OHIO
                           EASTERN DIVISION


FIRST UNION REAL ESTATE EQUITY          )     CIVIL ACTION NO. 98 CV 0105
  AND MORTGAGE INVESTMENTS              )
                                        )     JUDGE ANN ALDRICH
                        Plaintiff,      )
                                        )
                  v.                    )
                                        )
GOTHAM PARTNERS, L.P., et al.           )
                                        )
   Defendants and Counterclaimants.     )

                  GOTHAM'S MEMORANDUM IN RESPONSE TO
             MOTION FOR EXPEDITED HEARING AND CROSS-MOTION
            TO SCHEDULE ADDITIONAL MATTERS FOR THAT HEARING


     Defendants and Counterclaimants ("Gotham") submit this memorandum in response to First Union's Motion for Expedited Hearing on Removal and Remand, filed on January 21, 1998. Gotham will file its memorandum and affidavits in opposition to First Union's motion to remand within the time permitted under the Local Rules, or at such earlier time as shall be established by the Court. Gotham also has served and filed today its Motion for Preliminary Injunction to be briefed and heard on a schedule convenient to this Court, which, in addition to seeking relief on Gotham's federal proxy counterclaims, also seeks relief on the identical issues First Union raises in its Complaint and in its state court motion papers. Furthermore, Gotham hereby requests a Case Management Conference under Local Rule 16.3 at a time convenient for this Court.

     Gotham agrees that an expedited hearing should be scheduled. However, Gotham submits that the hearing date could be set by the Court as late as March 10, 1998, without prejudicing any of the parties. This would allow the Court sufficient time to rule on the issues presented at the hearing and allow the parties ample time before First Union's April 14, 1998 Annual Meeting to implement any resulting orders by the Court. In addition, Gotham requests that any hearing to be scheduled on the motion to remand also consider the parties' motions for preliminary injunctive relief, including (1) plaintiff First Union's requests for relief made in the state court, which are mirror-image claims to Gotham's counterclaims on which Gotham seeks relief; and (2) Gotham's motion for a preliminary injunction.

I.    FIRST UNION'S MOTION TO REMAND IS MERITLESS

     We here summarize for the Court's benefit the points that Gotham will establish in responding to First Union's motion to remand. Pursuant to 28 U.S.C. Sections 1441 and 1446, Gotham removed this action based on this Court's diversity jurisdiction, because "the matter in controversy exceeds the sum or value of $75,000, exclusive of interests and costs, and is between citizens of different States." See 28 U.S.C. Section 1332(a)(1). Gotham properly complied with the procedure under 28 U.S.C. Section 1446(a) in filing a Notice of Removal in this Court "containing a short and plain statement of the grounds for removal...."

     On the merits of the removal, as will be demonstrated by affidavit in Gotham's response to First Union's motion to remand or, if necessary, at the hearing on that motion, First Union's complaint is within the diversity jurisdiction of this court because:

     1) There is complete diversity of citizenship between the parties, since none of the Gotham defendants' general partners or limited partners, and none of the entities comprising any of them, are citizens of Ohio, for purposes of 28 U.S.C. Section 1332; and

     2) The sum or value of the matter in controversy in First Union's Complaint far exceeds the $75,000 jurisdictional amount, as demonstrated on the face of First Union's Complaint and its motion papers. According to its averments, absent the relief demanded in the Complaint, (a) "change in control" provisions in First Union's credit and other agreements would be triggered causing "irreparable damage," Compl. Paragraph 46, and (b) First Union, a company with a $1 billion enterprise value and over $500 million market capitalization, and its stockholders will suffer "irreparable harm." First Union's State Court Motion for Preliminary Injunction at 2-3 (appended to Mem. In Support of Motion to Remand as Ex. A.) It is hard to imagine how such irreparable damage and harm could have a value of less than $75,000 to First Union and its stockholders.

     Moreover, First Union seeks a determination that Gotham's shares are "Excess Securities pursuant to ... Article VI, Section 6 of First Union's By-Laws, that have no voting rights ... and are not entitled to receive dividends, interest or other distributions." Id. at Paragraph 1. Such relief, which would damage Gotham by depriving it of its voting rights on stock worth approximately $40 million and confiscating over $1 million per year in dividends received by Gotham on that stock, while benefitting First Union annually by over $1 million in saved dividend payments, obviously more than satisfies the $75,000 jurisdictional requirement.

II.   THE EXPEDITED HEARING SHOULD CONSIDER THE
      PARTIES' REQUESTS FOR PRELIMINARY RELIEF

     The underlying subject matter of this action is the upcoming proxy contest for election of Trustees at First Union's Annual Meeting to be held on April 14, 1998 ("Annual Meeting"). Gotham seeks protection of its proxy rights in this Court. Indeed, First Union explicitly is attempting to preclude Gotham from mounting the proxy contest at all. See id. at 3-4 (conceding that First Union's relief concerns an "inevitable proxy contest"); see also First Union's Motion for an Expedited Hearing at pp. 2-3 (acknowledging that the relief First Union seeks is intertwined with the proxy contest).

     Accordingly, Gotham's counterclaims in its original Answer (and in its Amended Answer and Counterclaims) include allegations of proxy violations by First Union for which this court has exclusive jurisdiction under Section 27 of the Securities Exchange Act of 1934, 15 U.S.C. Section 78aa. See Am. Ans. and Ccls. at 9-16, 21-22 (Counts
I - III, Wherefore Paragraphs (a)-(e)). Gotham's motion for preliminary injunction seeks to redress those proxy violations to ensure First Union's future compliance with the SEC's proxy rules.

     The parties' respective state law claims relate to the upcoming proxy contest and both parties seek injunctive relief concerning what nominations may be made and voted upon and who may vote at the Annual Meeting. Compare Compl., pp. 13-14, Paragraph A with Am. Ans. and Counterclaims, pp. 22-23 (Paragraphs (f)-(h)). Those issues are intertwined with Gotham's proxy violation counterclaims which can be heard only in federal court. Gotham respectfully submits that, even if the Court finds that it does not have diversity jurisdiction over the state law claims, it clearly has supplemental jurisdiction over them, as both parties' state law claims form part of the same case or controversy.
See 28 U.S.C. Section 1367.

     Consequently, this Court will be ruling on Gotham's proxy violation claims (and First Union's proxy claims, if they have any), and will be hearing Gotham's state law claims as well. We therefore respectfully suggest, as a matter of judicial administration and economy, as well as to avoid potentially conflicting decisions between this Court and the state court, that all preliminary requests for relief should be adjudicated at the same hearing at which this Court hears First Union's motion to remand. Moreover, we further suggest that an appropriate briefing schedule should be proposed by the parties and so ordered by the Court. As noted earlier, Gotham submits that the requested hearing may be scheduled on any date prior to March 10, 1998, without prejudice to any party, in view of the April 14 Annual Meeting date.

                                  CONCLUSION

     For all of the foregoing reasons, Gotham respectfully requests that this Court schedule a Case Management Conference at this Court's convenience, at which this Court may set a date on or before March 10, 1998, to hear the motion to remand and Gotham's and First Union's respective motions for preliminary injunction, and an appropriate briefing schedule for those motions.

                                          Respectfully submitted,

Dated:   January 23, 1998
         Cleveland, Ohio


OF COUNSEL:                               /s/Michael J. Garvin
                                          -----------------------------
                                          David C. Weiner (0013351)
HAHN LOESER & PARKS LLP                   Michael J. Garvin (0025394)

                                          3300 BP America Building
                                          200 Public Square
                                          Cleveland, Ohio  44114-2301
                                          (216) 621-0150


                                                     - and -


OF COUNSEL:
                                          /s/ Alexander R. Sussman
FRIED, FRANK, HARRIS, SHRIVER             -----------------------------
  & JACOBSON                              Alexander R. Sussman(FN1)

                                          25th Floor
                                          One New York Plaza
                                          New York, New York 10004-1980
                                          (212) 859-8000

                                          Attorneys for Defendants
                                          and Counterclaimants



--------
[FN]
1     Application to appear pro hac vice being submitted



                            CERTIFICATE OF SERVICE


      A copy of the foregoing Gotham's Memorandum in Response was sent by messenger to Frances Floriano Goins, Squire, Sanders & Dempsey L.L.P., 4900 Key Tower, 127 Public Square, Cleveland, Ohio 44114-1304, attorneys for Plaintiff, this 23rd day of January, 1998.



                                    /s/ Michael J. Garvin
                                    -----------------------------------

                                    One of the attorneys for Defendants
                                    and Counterclaimants